UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

GDS Holdings Limited

(Name of Issuer)

Class A Ordinary Shares, par value $0.00005 per share

(Title of Class of Securities)

36165L108

(CUSIP Number)

Chan Jen Keet

c/o Singapore Technologies Telemedia Pte Ltd

1 Temasek Avenue #33-01

Millenia Tower

Singapore 039192

Telephone: (65) 6723 8633

Facsimile: (65) 6720 7220

Copy to

Michael W. Sturrock, Esq.

Latham & Watkins LLP

9 Raffles Place #42-02

Singapore 048619

Telephone: (65) 6536 1161

Facsimile: (65) 6536 1171

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 2, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36165L108	Page 1 of 5

1	Names of Reporting Persons Singapore Technologies Telemedia Pte Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 351,554,516(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 351,554,516(1)
11	Aggregate Amount Beneficially Owned By Each Reporting Person 351,554,516(1)
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 37.4%(2)(3)
14	Type of Reporting Person CO

(1)	See Item 5 of this Schedule 13D.
(2)	Based on 939,479,328 Class A Shares outstanding as of March 31 2018, as set forth in the Issuer’s unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2018 and 2017 submitted to the Securities and Exchange Commission (the “Commission”) under a report on Form 6-K (File No. 001-37925) on May 29, 2018 (the “6-K”).
(3)	67,590,336 Class B Ordinary Shares (“Class B Shares”) were issued and outstanding as of March 31, 2018, as set forth in the 6-K. On that basis, with respect to (i) the election of a simple majority of the Issuer’s directors and (ii) any change to the Issuer’s articles of association that would adversely affect the rights of the holders of Class B Shares, at general meetings of shareholders, each Class A Share is entitled to one vote per share, and each Class B Share is entitled to 20 votes per share, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of July 4, 2018 represented approximately 15.3% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:20 basis. With respect to any other matters at general meetings of shareholders, each Class A Share is entitled to one vote, and each Class B Share is entitled to one vote, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of July 4, 2018 represented approximately 34.9% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:1 basis. Class B Shares are convertible into Class A Shares.

CUSIP No. 36165L108	Page 2 of 5

1	Names of Reporting Persons STT Communications Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds WC
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 351,554,516(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 351,554,516(1)
11	Aggregate Amount Beneficially Owned By Each Reporting Person 351,554,516(1)
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 37.4%(2)(3)
14	Type of Reporting Person CO

(1)	See Item 5 of this Schedule 13D.
(2)	Based on 939,479,328 Class A Shares outstanding as of March 31 2018, as set forth in the 6-K.
(3)	67,590,336 Class B Shares were issued and outstanding as of March 31, 2018, as set forth in the 6-K. On that basis, with respect to (i) the election of a simple majority of the Issuer’s directors and (ii) any change to the Issuer’s articles of association that would adversely affect the rights of the holders of Class B Shares, at general meetings of shareholders, each Class A Share is entitled to one vote per share, and each Class B Share is entitled to 20 votes per share, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of July 4, 2018 represented approximately 15.3% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:20 basis. With respect to any other matters at general meetings of shareholders, each Class A Share is entitled to one vote, and each Class B Share is entitled to one vote, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of July 4, 2018 represented approximately 34.9% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:1 basis. Class B Shares are convertible into Class A Shares.

CUSIP No. 36165L108	Page 3 of 5

1	Names of Reporting Persons STT GDC Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 351,554,516(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 351,554,516(1)
11	Aggregate Amount Beneficially Owned By Each Reporting Person 351,554,516(1)
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 37.4%(2)(3)
14	Type of Reporting Person CO

(1)	See Item 5 of this Schedule 13D.
(2)	Based on 939,479,328 Class A Shares outstanding as of March 31 2018, as set forth in the 6-K.
(3)	67,590,336 Class B Shares were issued and outstanding as of March 31, 2018, as set forth in the 6-K. On that basis, with respect to (i) the election of a simple majority of the Issuer’s directors and (ii) any change to the Issuer’s articles of association that would adversely affect the rights of the holders of Class B Shares, at general meetings of shareholders, each Class A Share is entitled to one vote per share, and each Class B Share is entitled to 20 votes per share, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of July 4, 2018 represented approximately 15.3% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:20 basis. With respect to any other matters at general meetings of shareholders, each Class A Share is entitled to one vote, and each Class B Share is entitled to one vote, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of July 4, 2018 represented approximately 34.9% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:1 basis. Class B Shares are convertible into Class A Shares.

CUSIP No. 36165L108	Page 4 of 5

Explanatory Note

This Amendment No. 6 to Schedule 13D amends and supplements the Schedule 13D originally filed with the Commission on June 5, 2017 and amended on June 19, 2017, October 23, 2017, November 16, 2017, February 1, 2018 and June 18, 2018 (the “Statement”) relating to the Class A Ordinary Shares, par value $0.00005 per share (the “Class A Shares”), of GDS Holdings Limited, a Cayman Islands company (the “Issuer”), with its principal executive offices located at 2/F, Tower 2, Youyou Century Place, 428 South Yanggao Road, Pudong, Shanghai 200127, People’s Republic of China.

Capitalized terms used but not defined herein have the meanings given to them in the Statement.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is amended and restated in its entirety as follows:

(a)-(b) STT, through its ownership of STTC and STT GDC, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 351,554,516 Class A Shares, or approximately 37.4% of the outstanding Class A Shares, and to have shared power over the voting and disposition of such Class A Shares, as of July 4, 2018.

STTC, through its ownership of STT GDC, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 351,554,516 Class A Shares, or approximately 37.4% of the outstanding Class A Shares, and to have shared power over the voting and disposition of such Class A Shares, as of July 4, 2018.

STT GDC directly owns 351,554,516 Class A Shares (directly or in the form of ADSs), or approximately 37.4% of the outstanding Class A Shares, and has shared power over the voting and disposition of such Class A Shares, as of July 4, 2018.

The percentage of beneficial ownership of the Reporting Persons was calculated by dividing (i) the 351,554,516 Class A Shares deemed to be beneficially owned by each of the Reporting Persons as of July 4, 2018 (as set forth in the preceding paragraphs) by (ii) 939,479,328 Class A Shares outstanding as of March 31, 2018 as set forth in the 6-K.

67,590,336 Class B Shares were issued and outstanding as of March 31, 2018, as set forth in the 6-K. On that basis, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of July 4, 2018 represented approximately 15.3% of the aggregate voting power on the matters with Class A Shares and Class B Shares voting on a 1:20 basis described herein and approximately 34.9% of the aggregate voting power on the matters with Class A Shares and Class B Shares voting on a 1:1 basis described herein.

To the knowledge of the Reporting Persons, the directors and executive officers of the Reporting Persons listed in Schedule A hereto beneficially own in the aggregate less than 1% of the Issuer’s outstanding Class A Shares (directly or indirectly in the form of ADSs) as of July 4, 2018, based on 939,479,328 Class A Shares outstanding as of March 31, 2018, as set forth in the 6-K.

(c)	From the date of the Statement through July 4, 2018, STT GDC purchased 9,816,784 Class A Shares (in the form of ADSs) in a series of transactions at prices ranging from $4.5750 to $5.0000 per share in open market transactions pursuant to the June 2018 Trading Plan. Details by date, listing the number of Class A Shares (in the form of ADSs) purchased and the weighted average price per share are provided below. The Reporting Persons undertake to provide, upon request by the staff of the Commission, the Issuer, or a security holder of the Issuer, full information regarding the number of shares purchased at each separate price for this transaction.

CUSIP No. 36165L108	Page 5 of 5

Date	No. of Class A Shares Purchased	Weighted Average Price per Share
June 25, 2018	541,200	$4.9920
June 26, 2018	153,600	$4.9937
June 27, 2018	3,431,200	$4.8759
June 28, 2018	3,060,800	$4.7860
June 29, 2018	1,515,880	$4.9936
July 2, 2018	1,114,104	$4.9972

Except for the transactions disclosed in this Item 5(c), none of the Reporting Persons have effected any transactions in the Class A Shares of the Issuer (directly or in the form of ADSs) since the date of the Statement.

To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in the Class A Shares of the Issuer (directly or in the form of ADSs) since the date of the Statement.

(d)	Not applicable.

(e)	Not applicable.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

99.1	Joint Filing Agreement, dated June 5, 2017, among STT, STTC and STT GDC (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the Commission on June 5, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 5, 2018

SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD

By:	/s/ Chan Jen Keet
Name: Chan Jen Keet
Title: Company Secretary

STT COMMUNICATIONS LTD

By:	/s/ Chan Jen Keet
Name: Chan Jen Keet
Title: Company Secretary

STT GDC PTE. LTD.

By:	/s/ Bruno Lopez
Name: Bruno Lopez
Title: Director